MEMBERS Mutual Funds, report dated October 31, 2004:

Changes in Independent Accountant:

On June 8, 2004, PricewaterhouseCoopers LLP resigned as independent registered public accountants for the MEMBERS Mutual Funds
(the "Funds"). The Funds' board of directors, upon the recommendation of the audit committee, appointed Deloitte & Touche
LLP as independent accountants for the Funds on August 26, 2004 for the 2004 fiscal year. The reports of PricewaterhouseCoopers LLP on the Funds financial statements for either of the fiscal years ended October 31, 2003 and October 31, 2002, contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the Funds' fiscal years ended October 31, 2003 and October 31, 2002, and during the period from October 31, 2003 through June 8, 2004, there have been no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused them to make reference thereto in their reports on the financial statements for such years.


MEMBERS Mutual Funds has requested that PricewaterhouseCoopers LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated
December 27, 2004, is filed as an exhibit to this form NSAR.
an exhibit to this form NSAR.